04015202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8-~~01-62329~~ 39590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CUTTER & COMPANY BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15510 OLIVE STREET, 2ND FLOOR
(No. and Street)

CHESTERFIELD (City) MISSOURI (State) 63017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM L. MEYER 636-537-8770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT AND PATTERSON LTD., P.C.
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD IND. BLVD. CHESTERFIELD, MISSOURI 63005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WILLIAM L. MEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUTTER & COMPANY BROKERAGE, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Missouri Notary Seal

STACY R. SCHAEFER
St. Charles County
My Commission Expires
June 2, 2006

Stacy R. Schaefer
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTER & COMPANY BROKERAGE, INC.

Audited Financial Statements
For the Year Ended
December 31, 2003

TABLE OF CONTENTS

HOLT and PATTERSON
LTD., P.C.
CERTIFIED
PUBLIC
ACCOUNTANTS

February 17, 2004

The Board of Directors
Cutter & Company Brokerage, Inc.
Chesterfield, Missouri

We have audited the accompanying statement of financial condition of Cutter & Company Brokerage, Inc. as of December 31, 2003 and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that Cutter & Company Brokerage, Inc. is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cutter & Company Brokerage, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holt and Patterson Ltd., P.C.

Holt and Patterson Ltd., P.C.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS		
Cash	$	91,326
Marketable Securities Owned, at market value		126,623
Accounts Receivable		272,684
Prepaid Expenses		40,877
Deferred Tax Benefit		36,759
TOTAL CURRENT ASSETS		568,269
FIXED ASSETS		
Furniture and Fixtures		58,497
Equipment		52,515
Leasehold Improvements		24,701
Building Improvements		149,232
Computer		73,556
Accumulated Depreciation		(199,926)
TOTAL FIXED ASSETS		158,575
OTHER ASSETS		
Deposits		32,725
TOTAL ASSETS	$	759,569

See Accountant's Report

The accompanying notes are an integral part of this statement.

CUTTER & COMPANY BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	12,262
Commissions Payable		161,996
Accrued Salaries and Wages		26,000
Corporate Income Tax Payable		9,142
TOTAL CURRENT LIABILITIES		209,400
LONG TERM LIABILITIES		
Deferred Tax Liability		4,146
TOTAL LONG TERM LIABILITIES		4,146
TOTAL LIABILITIES		213,546
STOCKHOLDER'S EQUITY		
Common Stock, $1 par value, 30,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional Paid in Capital		12,456
Retained Earnings		522,275
Current Earnings		6,292
TOTAL STOCKHOLDER'S EQUITY		546,023
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	759,569

See Accountant's Report

The accompanying notes are an integral part of this statement.

OATH OR AFFIRMATION

I, DAN H. HILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.H. HILL SECURITIES, LLP, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President & General Partner

Title

Notary Public

RAQUEL GARZA
Notary Public
State of Texas
My Commission Expires
August 31, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. H. HILL SECURITIES, LLP

FINANCIAL STATEMENTS

December 31, 2003

Null-Lairson
Professional Corporation
Certified Public Accountants
11 Greenway Plaza, Suite 1515
Houston, Texas 77046
(713) 621-1515

--oo0oo--

CONTENTS

--oo0oo--

11 Greenway Plaza, Suite 1515
Houston, TX 77046
(713) 621-1515 • Fax: (713) 621-1570

Null • Lairson
CERTIFIED PUBLIC ACCOUNTANTS
PROFESSIONAL CORPORATION

One Sugar Creek Center Blvd., Suite 920
Sugar Land, TX 77478
(281) 242-8600 • Fax: (281) 242-7333

INDEPENDENT AUDITORS' REPORT

To the Partners
D. H. Hill Securities, LLP
Houston, Texas

We have audited the accompanying statements of financial condition of D. H. Hill Securities, LLP (the "Partnership") as of December 31, 2003 and 2002, and the related statements of operations, partners' equity and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. H. Hill Securities, LLP as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Null Lairson, P.C.

Houston, Texas
February 10, 2004

D. H. HILL SECURITIES, LLP
Statements of Financial Condition
December 31, 2003 and 2002

		2003		2002
Assets				
Cash	$	61,817	$	99,967
Investments		8,312		8,312
Commissions receivable		16,896		34,550
Furniture and equipment, net of accumulated depreciation of $51,599 and $24,721 at December 31, 2003 and 2002, respectively		7,434		6,844
Total assets	$	94,459	$	149,673
Liabilities				
Accounts payable	$	4,583	$	3,320
Commissions payable		13,481		24,493
Accrued expenses		4,784		4,677
Total liabilities		22,848		32,490
Commitments and contingencies				
Partners' equity		71,611		117,183
Total liabilities and partners' equity	$	94,459	$	149,673

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLP
Statements of Operations
December 31, 2003 and 2002

		2003		2002
Revenues				
Commissions	$	2,624,711	$	2,219,008
Interest		408		208
Other		3,329		17,261
Total revenues		2,628,448		2,236,477
Expenses				
Commissions	$	1,973,681	$	1,657,792
General and administrative		578,090		440,942
Total expenses		2,551,771		2,098,734
Net income	$	76,677	$	137,743

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLP
Statements of Changes in Partners' Equity
December 31, 2003 and 2002

		General Partners' Equity		Limited Partners' Equity		Total Partners' Equity
Balance, December 31, 2001	$	7,705	$	86,089	$	93,794
Net income		2,755		134,988		137,743
Partner withdrawals				(114,354)		(114,354)
Balance, December 31, 2002	$	10,460	$	106,723	$	117,183
Net income		1,534		75,143		76,677
Partner withdrawals		-		(122,249)		(122,249)
Balance, December 31, 2003	$	11,993	$	59,618	$	71,611

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLP
Statements of Cash Flows
December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net Income	$ 76,677	$ 137,743
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	26,878	5,378
Decrease (increase) in commissions receivable	17,654	(19,733)
Decrease (increase) in other receivables		300
Increase (decrease) in accounts payable	1,263	3,320
Increase (decrease) in commissions payable	(11,012)	17,163
Increase (decrease) in accrued expenses	107	(18,479)
Net cash provided by operating activities	111,567	125,692
Cash flows from investing activities		
Purchases of furniture and equipment	(27,468)	-
Net cash used in investing activities	(27,468)	-
Cash flows from financing activities		
Partner withdrawals	(122,249)	(114,354)
Net cash used in financing activities	(122,249)	(114,354)
Net increase (decrease) in cash	(38,150)	11,338
Cash and cash equivalents, beginning of year	99,967	88,629
Cash and cash equivalents, end of year	$ 61,817	$ 99,967

See Independent Auditors' Report and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

D. H. Hill Securities, LLP (the "Partnership") is a Houston, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (the "SEC") and a dealer in securities under the Securities Exchange Act of 1934. The Partnership was registered as a Limited Liability Partnership in 1996 and commenced operations on June 10, 1996. On December 20, 2002, the Partnership filed a Certificate of Amendment to change the name of the Limited Liability Partnership from First Financial United Investments, Ltd., L.L.P. to D. H. Hill Securities, LLP. Substantially all of the Partnership's customers are located in Texas, Michigan and Florida. The Partnership is a member of the National Association of Securities Dealers, Inc. (the "NASD") and Securities Investors Protection Corporation (the "SIPC").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

All trades are cleared through an independent clearing firm. As such, the Partnership does not hold or deliver securities or funds for any of its customers. The Partnership recognizes commission revenue on a trade date basis.

Commission Expense

Commissions and related clearing expense are recorded on a trade date basis as securities transactions occur.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for major renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Federal and state income taxes have not been provided in the accompanying financial statements as the income of the Partnership is included in the respective Partners' individual federal tax returns.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 - DEPOSITS WITH CLEARING BROKER

Included in cash at December 31, 2002 was $15,000 maintained on deposit to satisfy requirements of a clearing broker of the Partnership. During 2003 the deposit was returned to the partnership.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Partnership has a verbal agreement with a corporation which is 100% owned by the limited partner of the Partnership, whereby the corporation bills the Partnership monthly for general and administrative services. There were no expenses paid by the Partnership during the years ended December 31, 2003 and 2002.

NOTE 4 - FINANCIAL INSTRUMENTS AND CREDIT RISK

Financial instruments that potentially subject the Partnership to credit risk consist primarily of cash and accounts receivable. The Partnership maintains its cash with major banks, and the amounts exceed the insured limit of $100,000 from time to time. The terms of these deposits are on demand to minimize risk. The Partnership has not incurred losses related to these deposits.

Substantially all of the Partnerships' receivables were due from commissions earned from the trade of securities. Although the Partnership is directly affected by the stock brokerage industry, management does not believe a significant credit risk existed at December 31, 2003 and 2002. For the year ended December 31, 2003, two customers accounted for approximately 55% and 13%, respectively, of the Partnerships' revenues. For the year ended December 31, 2002, two customers accounted for approximately 66% and 11%, respectively, of the Partnerships' revenues.

NOTE 5 - MINIMUM NET CAPITAL BACKGROUND

Pursuant to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, the Partnership is required to maintain a minimum net capital balance, as defined under such Rule, of $5,000 and a ratio of aggregate indebtedness to net capital, as defined under such rule not to exceed 15 to 1. The Partnership's net capital exceeded the required net capital by $33,969 and $60,784 at December 31, 2003 and 2002, respectively. The Partnership's net capital ratio was 0.49 to 1 and 0.55 to 1 at December 31, 2003 and 2002, respectively.

NOTE 6 – MARKETABLE SECURITIES

Cost and fair value of marketable securities at the end of the periods consist of the following:

Available for Sale	Type	Value	Cost
NASDAQ	Warrants	8,312	8,312
	Total	$ 8,312	$ 8,312

D. H. HILL SECURITIES, LLP
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2003

	2003	2002
Computation of Net Capital:		
Total partners' equity (from Statement of Financial Condition)	$ 71,611	$ 117,183
Total partners' equity qualified for net capital	$ 71,611	$ 117,183
Deductions:		
Restricted investments	8,312	8,312
Property and equipment, net	7,434	6,844
Commissions receivable	16,896	34,550
CRD Cash	-	1,693
Net capital	$ 38,969	$ 65,784
Computation of Aggregate Indebtedness:		
Total aggregate liabilities	$ 22,848	$ 32,490
Total aggregate indebtedness	$ 22,848	$ 32,490
Percentage of aggregate indebtedness to net capital	58.63%	49.39%
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,523	$ 2,166
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000	$ 5,000
Excess net capital	$ 33,969	$ 60,784
Reconciliation with Company's Computation:		
(included in Part II of Form X - 17A-5 as of December 31, 2003)		
Net capital, reported in Company's Part II Focus Report (amended)	$ 71,611	$ 117,18
Net capital per above	$ 71,611	$ 117,18

See Independent Auditors' Report and Notes to Financial Statements.

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2003

At December 31, 2003, exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3(k) (2) (ii), since, as an introducing broker and dealer, the Partnership clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The clearing broker or dealer carries all of the accounts of such customers and maintains and reserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4.

11 Greenway Plaza, Suite 1515
Houston, TX 77046
(713) 621-1515 • Fax: (713) 621-1570

Null • Lairson
CERTIFIED PUBLIC ACCOUNTANTS
PROFESSIONAL CORPORATION

One Sugar Creek Center Blvd., Suite 920
Sugar Land, TX 77478
(281) 242-8600 • Fax: (281) 242-7333

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
D. H. Hill Securities, LLP
Houston, TX 77060

In planning and performing our audit of the financial statements and supplemental schedules of D. H. Hill Securities, LLP for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control procedures and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of D. H. Hill Securities, LLP, for the year ended December 31, 2003 and this report does not affect our report thereon dated February 10, 2004. Due to the size of the organization, there are insufficient personnel to segregate key accounting functions on a cost effective basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, The SEC, The NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Null Lairson, P.C.

Houston, Texas
February 10, 2004